Exhibit 99.1

Dare Forward 2030:
Stellantis’ Blueprint for Cutting-Edge Freedom of Mobility

AMSTERDAM, March 1, 2022 – Stellantis N.V. today unveiled Dare Forward 2030, its bold strategic plan for the coming decade that will drive Stellantis employees to be ‘second to none’ in value creation for all stakeholders. Stellantis commits to becoming the industry champion in the fight against climate change, reaching carbon net zero emissions by 2038.

Stellantis CEO Carlos Tavares said:

“Dare Forward 2030 inspires us to become so much more than we’ve ever been. We are expanding our vision, breaking the limits and embracing a new mindset, one that seeks to transform all facets of mobility for the betterment of our families, communities and the societies in which we operate.

Powered by our diversity, Stellantis leads the way the world moves by delivering innovative, clean, safe, and affordable mobility solutions.

Stellantis will be the industry champion in climate change mitigation, becoming carbon net zero by 2038, with a 50% reduction by 2030. Taking a leadership role in decarbonization, as well as a decisive step forward in the circular economy, is our contribution to a sustainable future.

As part of that leadership, we are setting the course for 100% of sales in Europe and 50% of sales in the United States to be battery electric vehicles (BEVs) by the end of this decade. We plan to have more than 75 BEVs and reach global annual BEV sales of five million vehicles by 2030.

Today, we are thrilled to present the Jeep® brand’s first-ever fully electric SUV launching in early 2023 and a preview of the new Ram 1500 BEV pickup truck arriving in 2024. Our journey is fueled by a focus on innovation and engineering excellence that will put the latest technology into all our vehicles – from the most affordable to the high-performance and luxury – all offered through the extensive product portfolio of our incredible and unique house of brands.

The customer is at the heart of everything we do. We aim to be No. 1 in customer satisfaction for our products and services in every market. We will pay exceptional attention to the full end-to-end experience, working to eliminate any friction throughout the value chain. We will lead the commercial vehicle market with the most efficient portfolio of products and services bringing exceptional solutions to our professional customers.

We are making Stellantis an extraordinary place to work and a magnet for people with the drive to make customers’ lives better, unleashing our full potential for the digital and electrified future.

We are adding more powerful engines to our strong global operations. Operational excellence, speed of execution and a breakeven point of less than 50% of shipments will remain our hallmarks. We will double our Net Revenues by 2030 and sustain double-digit Adjusted Operating Income margins throughout the decade.

We are proud of our rich history. It shows our grit, perseverance and agility. To this we add the mindset of entrepreneurs to deliver Dare Forward 2030.”

Dare Forward 2030 Key Facts:

FOUNDATION	Diversity, operational excellence, house of iconic brands, and a thoughtful product portfolio are Stellantis’ ‘second to none’ differentiators propelling the Company forward.

•Community of employees spans 170 nationalities across six regions
•Achieve 100% of the €5 billion annual cash merger synergies target by the end of 2024
•Maintain break-even point at less than 50% of consolidated shipments
•Global BEV sales of five million units in 2030, reaching 100% of passenger car BEV sales mix in Europe and 50% passenger cars and light-duty trucks in the United States
•Lead industry with more than 75 BEVs, including the Jeep brand’s first 100% battery-electric SUV launching in early 2023, followed by the Ram ProMaster BEV later in 2023 and the Ram 1500 BEV pickup truck in 2024
•Specific U.S. product offensive of more than 25 all-new BEVs
•New car revenues from premium and luxury vehicle segments to increase fourfold

TECH	Stellantis’ ambition is to embrace breakthrough ideas to offer innovative, clean, safe and affordable mobility.

•Confirm EV Day and Software Day commitments
•Increase planned battery capacity by 140 gigawatt-hours (GWh) to approximately 400 GWh
•Expand hydrogen fuel cell technology to large vans in 2024; first U.S. offering in 2025; further expands to heavy-duty trucks
•With Waymo, pave the way for sustainable “Delivery as a Service”
•Announce Stellantis Corporate Venture Fund with €300 million initial funding for advanced technologies adoption

CARE	Ethical responsibility is at the core of Stellantis to ensure a sustainable future of mobility for our customers, our employees, and our planet.

•50% carbon emissions reduction by 2030, compared with 2021 metrics, on the way to carbon net zero by 2038
•Circular economy “cradle-to-cradle” business unit
•Target top rankings for customer satisfaction across products and services
•Women to hold at least 35% of leadership roles
•Double the number of leaders with profit and loss responsibility
•Roll out Software and Data and Electric academies to support transformation

VALUE	Stellantis’ ambition is to be ‘second to none’ in value creation for all stakeholders while unleashing an entrepreneurial mindset.

•Reach one-third of global sales online in 2030; launch a global digital marketplace offering customers a seamless journey through the entire Stellantis galaxy of products and services
•More autonomy to seven accretive businesses: mobility, financial services, pre-owned cars, aftermarket, data as-a-service, circular economy, commercial vehicles
•Leadership in commercial vehicle market powered by 26 new launches and electric offerings in all segments, including new Ram 1500 BEV
•More than 25% of global Net Revenues coming from regions outside Enlarged Europe and North America
•China: Plan for asset-light business model to reduce fixed costs and limit exposure to geopolitical risk, with Net Revenues of €20 billion

FINANCIALS	Stellantis will manage the transition period toward electrification while delivering double-digit Adjusted Operating Income (AOI) margins and maximizing shareholder value.

•Net Revenues to double to €300 billion by 2030 while sustaining double-digit AOI margin through the entire plan period
•Generate more than €20 billion in Industrial Free Cash Flows in 2030
•Target a 25-30% dividend payout ratio through 2025 and the repurchase of up to 5% of outstanding common shares

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit http://www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com